

October 18, 2013

Via E-mail
Charles C. Ward
Chief Financial Officer and Treasurer
Constellation Energy Partners LLC
1801 Main Street, Suite 1300
Houston, Texas 77002

> **Re:** **Constellation Energy Partners LLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 9, 2013**
> **File No. 1-33147**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Questions & Answers on Voting Procedures, page 1

How will my proxy vote my units?, page 2

1.   You state that the proxies may exercise their discretionary authority to vote in favor of an adjournment of the annual meeting. Please note that we do not consider the adjournment of an annual meeting to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Exchange Act Rule 14a-4(c). If you wish to use proxies in this manner, please include a separate proposal on the proxy card (and appropriate disclosure in the proxy statement) so that security holders may expressly grant you this authority. Alternatively, if you do not wish to use proxies in this manner (because, for instance, the Chairman has the authority to adjourn the meeting for any reason), please revise your disclosure in this section.

Proposal No. 1: Election of Three Class B Managers, page 5

2.   We note the following disclosure on page 28: "Nominations of persons for election to our board of managers may be made at an annual meeting of unitholders only (a) by or at the direction of our board of managers or (b) by any unitholder of our Company: (i) who is entitled to vote at the meeting or (ii) who was a record holder of a sufficient number of units as of the record date for such meeting to elect one or more members to our board of managers assuming that such holder cast all of the votes it is entitled to cast in such election in favor of a single candidate and such candidate received no other votes from any other holder of units (or, in the case where such holder holds a sufficient number of units to elect more than one manager, such holder votes its units as efficiently as possible for such candidates and such candidates receive no further votes from holders of outstanding units)." Please clarify how this provision operates. In addition, where you disclose on page 7 that the company received timely notice from CEPM that CEPM intends to solicit proxies to support two separate nominees as Class B managers, please revise to disclose whether CEPM's nomination would meet the eligibility criteria. If it is your belief that CEPM's nomination would not meet the eligibility criteria, explain why and disclose how any votes in favor of CEPM's nominees would be treated.

Executive Officers, page 15

Employment Agreements, page 23

3.   We note the disclosure regarding the change-of-control provisions in the employment agreements with the company's named executive officers. Please revise to disclose the definition of the term "change of control" for the purpose of each agreement. Also disclose whether any recent actions by CEPM or Sanchez Oil & Gas Corporation constituted, or the election of any individuals nominated by CEPM would constitute, a change of control under any of these agreements, such that an executive might be entitled to severance amounts upon termination.

4.   Refer to the following sentence on page 23: "If the executive's employment is terminated in connection with an "Involuntary Termination" at any time prior to a change of control of the Company or after two years have elapsed following a change of control, the Company will, pursuant to the terms of the employment agreements, make payments and take actions…." (emphasis added) Please clarify whether the executive would be entitled to the change-of-control payments if there were an Involuntary Termination during the two years following a change of control.

Other Disclosure, page 29

5.   We note the disclosure on page 29 that the outcome of the PostRock litigation may affect the validity of the votes cast for the proposals set forth in this proxy statement. Please

revise to clarify how the outcome could affect the validity of the votes cast and what course of action the company would take in that event.

Appendix A

Miscellaneous Information Concerning Participants, page A-2

6.   We note that much of the disclosure in this section is qualified in terms of the company's knowledge. With a view toward revised disclosure, please tell us what steps the company has taken to ascertain the information provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions